# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wyndham Hotels & Resorts, Inc., CIK 0001722684
CUSIP: 98311A105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 22 Sylvan Way, Parsippany, United States (X1), 07054
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902219-24-000143
Filed by CIK 0000902219

## Reporting persons
- Wellington Management Group LLP: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 2,719,214; sole dispositive power 0; shared dispositive power 2,965,352; aggregate amount beneficially owned 2,965,352 (3.8% of the class)
- Wellington Group Holdings LLP: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,719,214; sole dispositive power 0; shared dispositive power 2,965,352; aggregate amount beneficially owned 2,965,352 (3.8% of the class)
- Wellington Investment Advisors Holdings LLP: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,719,214; sole dispositive power 0; shared dispositive power 2,965,352; aggregate amount beneficially owned 2,965,352 (3.8% of the class)

## Item 1. Issuer
Name of issuer: Wyndham Hotels & Resorts, Inc.
Address of issuer's principal executive offices: 22 Sylvan Way, Parsippany NJ 07054

## Item 2. Person Filing
Name of person filing:
Wellington Management Group LLP
Wellington Group Holdings LLP
Wellington Investment Advisors Holdings LLP
Address of principal business office or, if none, residence: c/o Wellington Management Company LLP, 280 Congress Street, Boston MA 02210
Citizenship:
Wellington Management Group LLP - Massachusetts
Wellington Group Holdings LLP - Delaware
Wellington Investment Advisors Holdings LLP - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: 3.83
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The securities as to which this Schedule is filed are owned of record by clients of one or more investment advisers identified in Item 7 directly or indirectly owned by Wellington Management Group LLP. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities, except as follows:
Not Applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Pursuant to the instructions in Item 7 of Schedule 13G, the following lists the identity and Item 3 classification of each relevant entity that beneficially owns shares of the security class being reported on this Schedule 13G.

Wellington Group Holdings LLP - HC
Wellington Investment Advisors LLP - HC
Wellington Management Global Holdings, Ltd. - HC

One or more of the following investment advisers (the "Wellington Investment Advisers"):

Wellington Management Company LLP - IA
Wellington Management Canada LLC - IA
Wellington Management Singapore Pte Ltd - IA
Wellington Management Hong Kong Ltd - IA
Wellington Management International Ltd - IA
Wellington Management Japan Pte Ltd - IA
Wellington Management Australia Pty Ltd - IA

The securities as to which this Schedule is filed by Wellington Management Group LLP, as parent holding company of certain holding companies and the Wellington Investment Advisers, are owned of record by clients of the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd., the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Wellington Management Group LLP: Taisia Lowe, Regulatory Analyst (05/12/2025)
- Wellington Group Holdings LLP: Taisia Lowe, Regulatory Analyst (05/12/2025)
- Wellington Investment Advisors Holdings LLP: Taisia Lowe, Regulatory Analyst (05/12/2025)